=================================================================





               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                           FORM 11-K



    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)


          For the fiscal year ended December 31, 1994

               (Commission file number:  1-8444)

                USAir, Inc. Employee Savings Plan



                       USAir Group, Inc.
             2345 Crystal Drive, Arlington, VA 22227
             (Address of principal executive offices)





=================================================================

                           USAIR, INC.
                      EMPLOYEE SAVINGS PLAN

                      Financial Statements
                   and Supplemental Schedules

                   December 31, 1994 and 1993

                   (With Independent Auditors'
                         Report Thereon)

                           USAIR, INC.
                      EMPLOYEE SAVINGS PLAN






                         Table of Contents
                         -----------------



                                                          Page
                                                          ----

Independent Auditors' Report                                 1

Financial Statements:

   Statements of Net Assets Available for Plan
      Benefits as of December 31, 1994 and 1993              2

   Statements of Changes in Net Assets Available
      for Plan Benefits for the year ended
      December 31, 1994 and 1993                             3

   Notes to Financial Statements                          4-13

Schedule I - Item 27a

   Schedule of Assets Held for Investment Purposes
      as of December 31, 1994                            14-15

Schedule II - Item 27d

   Schedule of Reportable Transactions for the
      year ended December 31, 1994                          16

Signature                                                   17

Consent of the Independent Auditors                         18

                     Independent Auditors' Report


The Plan Administrator and Participants
USAir Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the USAir, Inc. Employee Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related state-ments of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibili-ty of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemen-tary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                           KPMG Peat Marwick LLP


June 16, 1995
                              1

                           USAIR, INC.
                      EMPLOYEE SAVINGS PLAN

        Statements of Net Assets Available for Plan Benefits
        ----------------------------------------------------

                         December 31,

                                         1994           1993
                                         ----           ----
Assets:
  Investments, at fair value:
    Fidelity Retirement Government
       Money Market Fund              $ 13,201,723  $ 10,246,736
    Fidelity Magellan Fund              63,197,753    47,219,647
    Fidelity Intermediate
       Bond Fund                        12,590,760     9,692,261
    Fidelity Equity Income Fund         25,201,519    19,424,073
    Fidelity U.S. Equity Index
       Fund                              9,619,797     6,955,425
    USAir Common Stock Fund              2,113,113     1,404,284
    Income Mix Fund                         91,740             -
    Capital Growth Fund                  2,502,587             -
    Moderation Mix Fund                    653,112             -
                                       -----------   -----------
                                       129,172,104    94,942,426
  Fixed Income Fund, at
     contract value                     14,518,568    10,728,484
  Participant loans receivable           4,452,036     2,610,488
                                       -----------   -----------
      Total investments                148,142,708   108,281,398

  Receivables:
     Participant contributions                   -        11,524
     Employer contributions                    266         3,642
                                       -----------   -----------
       Total assets                    148,142,974   108,296,564

Liabilities:
  Accrued administrative expenses            9,674         5,680
                                       -----------   -----------
      Net assets available for
        plan benefits                 $148,133,300  $108,290,884
                                       ===========   ===========

See accompanying notes to financial statements.

                           USAIR, INC.
                     EMPLOYEE SAVINGS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits
  ---------------------------------------------------------------

                     Years ended December 31,



                                           1994          1993
                                           ----          ----
Additions to net assets
  attributable to:
    Net appreciation (depreciation)
      in fair value of investments    $ (7,910,372) $  5,389,693
    Investment income                    6,583,875     6,076,440
    Interest income on participant
      loans                                232,886       126,069
    Participant contributions           33,926,459    30,634,045
    Employer contributions              10,865,127    10,254,450
    Rollover contributions                 279,282       264,035
    Transfers from other plans               9,474        19,848
                                       -----------   -----------
      Total additions                   43,986,731    52,764,580

Deductions from net assets
  attributable to:
    Benefits paid to participants        4,601,997     1,048,615
    Administrative expenses                 32,358        17,842
                                       -----------    ----------
      Total deductions                   4,634,355     1,066,457
                                       -----------    ----------
      Net increase in net assets
        available for plan benefits     39,352,376    51,698,123

Net assets available for plan benefits:

  Beginning of year                    108,290,884             -
  Transfer from the USAir, Inc.
    401(k) Savings Plan                    490,040    56,592,761
                                       -----------   -----------

  End of year                         $148,133,300  $108,290,884
                                       ===========   ===========

See accompanying notes to financial statements.

                           USAIR, INC.
                     EMPLOYEE SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------

                   December 31, 1994 and 1993

(1)  Description of Plan

     The following brief description of the USAir, Inc. Employee
     Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (a)  General

          The Plan is a defined contribution plan intended to be a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code, as amended (the "Code") and to qualify under Section 401(a). The Plan was established on January 1, 1993 for certain employees of USAir, Inc. ("USAir" or the "Company"). All non-contract and certain union employees who are at least 18 years of age, have completed 90 days of service and are not covered by another 401(k) plan sponsored by USAir, except for those individuals not covered by the United States income tax laws, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Act of 1974 ("ERISA").

     (b)  Plan Contributions

          USAir employees electing to participate in the Plan make contributions to the Plan via payroll deductions. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of not less than one percent nor more than 13 percent of a participant's compensation. Compensation includes base pay, overtime, bonuses, shift premiums and shift differentials, up to the Section 401(a)(17) limit of the Internal Revenue Code. The statutory limit for pre-tax contributions was $9,240 for 1994 and $8,994 for 1993.

          The Company will make a matching contribution to the Plan in an amount equal to 50% of a participant's contribution up to a limit of two percent of his/her compensation.

          The Company will also make a profit-sharing contribution to the Plan on behalf of each participant in an amount equal to a certain percentage based on the pre-tax profit margin of USAir Group, Inc. No profit-sharing contribu-tions were made during the years ended December 31, 1994 and 1993.

                           USAIR, INC.
                     EMPLOYEE SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------
                          (Continued)



     (c)  Vesting

          Employer contributions are 100% vested after the par-ticipant has completed two years of service; all other contributions are fully vested at all times.

     (d)  Investment Options

          The Company selects the number and type of investment options available. The investment options are held and administered as separate, common funds by Fidelity
          Investments.

          Each participant elects the percentage, in increments of five percent, in which his/her account balance is invested in the various investment funds. The partici-pant may transfer his/her investments from one investment fund to another investment fund.

          A separate account is established and maintained in the name of each participant and reflects the participant's contributions invested in, and the earnings and losses attributed to, each investment fund less certain in-vestment related administrative expenses. Participants are allocated a share of each fund's net investment earnings based upon their account balance as a percentage of the total fund balance. Net investment earnings are allocated to participants.

          Participants can invest their account balance and/or future contributions in any combination of seven individ-ual investment options or three Diversified Portfolio Mixes, which are pre-selected combinations of mutual funds. The ten investment options are:

          Money Market -      A fund comprised of investments in
                              Fidelity Retirement Government Money
                              Market Portfolio.  Investments are
                              made in high-quality money market
                              instruments offered primarily by
                              U.S. and foreign corporations.

                           USAIR, INC.
                     EMPLOYEE SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------
                          (Continued)

          Fixed Income -      This Fixed Income Fund buys high-
                              quality investment contracts, a type
                              of investment product offered to
                              retirement and savings plans by
                              insurance companies, banks, and
                              other financial institutions.  Money
                              transferred out of the Fixed Income
                              Fund cannot be invested in the Fi-
                              delity Retirement Government Money
                              Market Portfolio, the Fidelity In-
                              termediate Bond Fund and the Income
                              Mix for a period of 90 days because
                              these funds are considered competi-
                              tive by the insurance industry.

          Bond - A fund comprised of investments in Fidelity Intermediate Bond Fund. Investments are made primarily in investment-grade fixed income secu-rities, including bonds, notes, mortgage securities, government and government agency obligations and convertible securities. The average maturity ranges from three to ten years.

          Equity Index -      A fund comprised of investments in
                              the Fidelity U.S. Equity Index Port-
                              folio.  The Portfolio seeks growth
                              and income by matching the composi-
                              tion and total return of the Stan-
                              dard & Poor's Daily Stock Price
                              Index of 500 common stocks.

          Equity Income -     A fund comprised of investments in
                              the Fidelity Equity Income Fund.
                              The Fund normally invests at least
                              80% of its assets in income-produc-
                              ing common and preferred stocks with
                              the remaining 20% generally invested
                              in debt securities, like bonds.

          Magellan -          A fund comprised of investments in
                              the Fidelity Magellan Fund.  The
                              Fund primarily invests in common
                              stocks and securities convertible to
                              common stocks.

                           USAIR, INC.
                     EMPLOYEE SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------
                          (Continued)

          Stock - A fund comprised primarily of USAir Group, Inc. common stock purchased on the open market or directly from the Company at market prices. A small percentage of the Fund is invested in short-term liquid in-vestments.

          Income Mix -        A diversified portfolio mix com-
                              prised of 20% equity securities and
                              80% fixed income securities.  The
                              20% equity securities are invested
                              50% in the Fidelity Equity Income
                              Fund and 50% in the Fidelity U.S.
                              Equity Index Portfolio.  The fixed
                              income securities are invested ap-
                              proximately 19% in the Fidelity
                              Retirement Government Money Market
                              Portfolio, approximately 44% in the
                              Fidelity Short-Term Bond Fund and
                              approximately 37% in the Fidelity
                              Intermediate Bond Fund.

          Moderation Mix -    A diversified portfolio mix com-
                              prised of 60% equity securities and
                              40% fixed income securities.  The
                              60% equity securities are invested
                              approximately 33% in the Fidelity
                              Equity Income Fund, approximately
                              33% in the Fidelity U.S. Equity
                              Index Portfolio, 25% in the Fidelity
                              Magellan Fund and approximately 9%
                              in the Fidelity Overseas Fund.  The
                              40% fixed income securities are
                              invested approximately 38% in the
                              Fidelity Short-Term Bond Fund and
                              approximately 62% in the Fidelity
                              Intermediate Bond Fund.

          Capital Growth
               Mix  -         A diversified portfolio mix com-
                              prised of 80% equity securities and
                              20% fixed income securities.  The
                              80% equity securities are invested
                              25% in the Fidelity Equity Income

                           USAIR, INC.
                     EMPLOYEE SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------
                          (Continued)

                              Fund, approximately 19% in the Fi-
                              delity OTC Portfolio, approximately
                              37% in the Fidelity Magellan Fund
                              and approximately 19% in the Fideli-
                              ty Overseas Fund.  The 20% fixed
                              income securities are invested in
                              the Fidelity Intermediate Bond Fund.

     (e)  Loans and Hardship Withdrawals

          All participants can borrow against their contributions to their account but may have only one loan outstanding at a given point in time. Loans are to be repaid, with interest, within five years unless the loan is used by the participant to acquire a principal residence. Loans are limited to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceding twelve month period) or 50 percent of the participant's separate account balance as of the date of the loan.

          Upon approval from the Company, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

     (f)  Distributions

          Distribution to a participant or beneficiary is made as soon as reasonably practicable after the participant's separation from service with the Company due to death, disability, retirement, or other termination of employ-ment. If the participant's account balance is greater than $3,500, the distribution can be deferred until age 70-1/2. The normal form of benefit payment is 50 percent joint and survivor annuity if married and life annuity if single. Other options include ten year certain and continuous, 66-2/3% Joint and Survivor Annuity, 100% Joint and Survivor Annuity, and lump sum. If the participant or beneficiary's account balance is less than $3,500, a lump sum distribution is automatic upon separation.

                           USAIR, INC.
                     EMPLOYEE SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------
                          (Continued)
     (g)  Forfeitures

          Forfeitures of terminated participants' non-vested accounts are applied against future employer contribu-tions.

     (h)  Administrative Expenses

          Most administrative expenses of the Plan are paid by USAir, Inc.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

          Certain 1993 amounts have been reclassified to conform with current year presentation.

     (b)  Investments

          The assets of the Plan are maintained in a master trust with the assets of other defined contribution plans sponsored by USAir. The investment assets of each plan constitute individual master trust investment accounts.

          Form 5500 instructions provide that plan assets held in this type of arrangement need not be presented as investments in a master trust. As a result, investment assets are classified by type of asset in these financial statements and a master trust filing is not required.
          The trustee, Fidelity Management Trust Company, maintains the master trust under the terms of an agreement with the Plan. The Plan's share of assets and changes in its share of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values of all assets. Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreci-ation) on those investments. The USAir Fixed Income Fund represents the Plan's investments in guaranteed invest-ment contracts ("GICs"). Such investments are stated at contract value. Purchases and sales of investments are recorded on a trade-date basis.
                              9

                                                          USAIR, INC.
                                                    EMPLOYEE SAVINGS PLAN

                                                 Notes to Financial Statements
                                                 -----------------------------
                                                          (Continued)
(3)  Investment Activity

     The following table presents the cash basis investment funds' activities, for the years ended December 31,
     1994 and 1993:
                                           Fidelity
                             Fixed        Retirement       Fidelity       Fidelity       Fidelity     Fidelity U.S.
                             Income       Government       Magellan     Intermediate      Equity      Equity Index
                              Fund        Money Market        Fund        Bond Fund     Income Fund       Fund
                           ----------     ------------   -----------     -----------    -----------    ------------
Balance at 12/31/92        $         -    $         -    $          -    $         -    $         -    $         -
                            ----------     ----------     -----------     ----------     ----------     ----------
Transfer from USAir, Inc.
  401(k) Savings Plan        6,843,206      7,024,752      22,705,571      4,734,769     10,001,963      3,299,537
Investment income              571,910        241,242       3,863,887        564,695        611,886        222,820
Net appreciation (deprecia-
  tion) in fair value                -              -       3,066,271        164,545      2,067,995        252,972
Interest income on
  participant loans                  -              -               -              -              -              -
Contributions                3,688,198      4,337,771      17,284,348      4,768,132      6,744,937      3,665,648
Net exchanges between
  investment funds            (271,913)    (1,144,355)        689,228       (443,989)       170,808       (443,643)
Administrative expenses         (4,744)          (219)         (5,785)          (190)          (301)           (17)
Benefits paid to
  participants                 (99,887)      (212,469)       (399,572)       (96,416)      (174,873)       (41,911)
Transfers from other plans       1,714             14          15,699            715          1,658             19
                            ----------     ----------     -----------     ----------     ----------     ----------
Net change in investment
  funds                     10,728,484     10,246,736      47,219,647      9,692,261     19,424,073      6,955,425
                            ----------     ----------     -----------     ----------    -----------     ----------
Balance at 12/31/93         10,784,484 1)  10,246,736 1)   47,219,647 1)   9,692,261 1)  19,424,073 1)   6,955,425
                            ----------     ----------     -----------     ----------    -----------     ----------

Investment income              791,864        454,580       2,073,216        785,032      2,213,213        265,970
Net appreciation (deprecia-
  tion) in fair value                -              -      (3,168,385)      (982,423)    (2,212,542)      (162,188)
Interest income on
  participant loans                  -              -               -              -              -              -
Contributions                3,466,473      4,110,007      20,697,320      4,427,171      7,314,136      3,431,536
Net exchanges between
  investment funds             106,065     (1,124,248)     (2,043,656)      (908,635)      (824,813)      (672,216)
Administrative expenses         (9,818)          (634)        (14,622)          (278)          (543)           (29)
Benefits paid to
  participants                (591,957)      (526,386)     (1,781,554)      (482,430)      (791,629)      (251,633)
Transfers from other plans      27,457         41,668         215,787         60,062         79,624         52,932
                            ----------     ----------     -----------     ----------     ----------     ----------
Net change in investment
  funds                      3,790,084      2,954,987      15,978,106      2,898,499      5,777,446      2,664,372
                            ----------     ----------     -----------     ----------     ----------     ----------
Balance at 12/31/94        $14,518,568 1) $13,201,723 1) $ 63,197,753 1) $12,590,760 1) $25,201,519 1) $ 9,619,797
                            ==========     ==========     ===========     ==========     ==========     ==========



1)  Investment fund balance represents greater than five percent of net assets available for plan benefits.

Note:  Certain 1993 amounts have been reclassified to conform with 1994 classifications.



                                            (table continued on following page)






                                                          USAIR, INC.
                                                    EMPLOYEE SAVINGS PLAN

                                                 Notes to Financial Statements
                                                 -----------------------------
                                                           (Continued)



(3)  Investment Activity    (Continued)

                                            Capital                        USAir
                           Income Mix        Growth       Moderation        Common         Loan
                              Fund          Mix Fund       Mix Fund       Stock Fund       Fund            Total
                           ----------     -----------     ----------     ----------     ----------      -----------

Balance at 12/31/92        $         -    $         -    $          -    $         -    $         -    $          -
                            ----------     ----------     -----------     ----------     ----------      ----------
Transfer to USAir Employee
  Savings Plan                       -              -               -        788,365      1,194,598      56,592,761
Investment income                    -              -               -              -              -       6,076,440
Net appreciation (deprecia-
  tion) in fair value                -              -               -       (162,090)             -       5,389,693
Interest income on
  participant loans                  -              -               -              -        126,069         126,069
Contributions                        -              -               -        648,330              -      41,137,364
Net exchanges between
  investment funds                   -              -               -        139,267      1,304,597               -
Administrative expenses              -              -               -           (906)             -         (12,162)
Benefits paid to
  participants                       -              -               -         (8,711)       (14,776)     (1,048,615)
Transfers from other plans           -              -               -             29              -          19,848
                            ----------     ----------     -----------     ----------    -----------     -----------
Net change in investment
  funds                              -              -               -      1,404,284      2,610,488     108,281,398
                            ----------     ----------     -----------     ----------    -----------     -----------
Balance at 12/31/93                  -              -               -      1,404,284      2,610,488     108,281,398
                            ----------     ----------     -----------     ----------    -----------     -----------
Investment income                    -              -               -              -              -       6,583,875
Net appreciation (deprecia-
  tion) in fair value              (81)         3,414            (406)    (1,387,761)             -      (7,910,372)
Interest income on
  participant loans                  -              -               -              -        232,886         232,886
Contributions                   30,873        759,263         235,430        613,559              -      45,085,768
Net exchanges between
  investment funds              60,962      1,749,689         417,553      1,515,374      1,723,925               -
Administrative expenses            (14)          (312)            (29)        (2,085)             -         (28,364)
Benefits paid to
  participants                       -        (11,099)           (955)       (39,617)      (124,737)     (4,601,997)
Transfers from other plans           -          1,632           1,519          9,359          9,474         499,514
                            ----------     ----------     -----------     ----------     ----------    ------------
Net change in investment
  funds                         91,740      2,502,587         653,112        708,829      1,841,548      39,861,310
                            ----------     ----------     -----------     ----------     ----------    ------------
Balance at 12/31/94        $    91,740    $ 2,502,587    $    653,112    $ 2,113,113    $ 4,452,036    $148,142,708
                            ==========     ==========     ===========     ==========     ==========     ===========




1)  Investment fund balance represents greater than five percent of net assets available for plan benefits.

Note:  Certain 1993 amounts have been reclassified to conform with 1994 classifications.

                           USAIR, INC.
                     EMPLOYEE SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------
                          (Continued)

(4)  Concentration of Credit Risk

     The Plan's assets include certain investments in GICs. The issuers of the GICs are all insurance companies. The Plan's ultimate realization of amounts invested in GICs is dependent on the continued financial stability of the insurance compa-nies that are issuers of the GICs. The Plan's beneficial interest in amounts invested in GICs at December 31, 1994 and 1993 was $14,518,568 and $10,728,484, respectively.

(5)  Transfer from the 401(k) Plan

     The Company also sponsors the USAir, Inc. 401(k) Savings Plan (the 401(k) Plan). Prior to 1993, all employees were eligible to participate in the 401(k) Plan. Effective January 1, 1993, the balances of all non-contract and certain union employees previously participating in the 401(k) Plan were transferred into the Plan, including loans receivable. Effective Au-gust 1, 1994 the assets and liabilities related to the flight simulator engineers were transferred into the Plan from the USAir, Inc. 401(k) Savings Plan.

(6)  Federal Tax Status

     The Plan Administrator has requested, but has not yet received from the Internal Revenue Service, an original letter of determination. However, the Plan Administrator and its legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(7)  Plan Termination

     The Company reserves the right to terminate the Plan at any time. Upon termination of the Plan, the following actions shall be taken for the benefit of participants:

     (a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

     (b) All participant accounts must be disposed of in normal form of payment, unless the participant's spouse consents to other form of distribution.

                           USAIR, INC.
                     EMPLOYEE SAVINGS PLAN

                 Notes to Financial Statements
                 -----------------------------
                          (Continued)

(8)  Plan Amendment

     Effective January 1, 1994, the Plan was amended and restated to comply with changes in the Code. The disclosures in note 1 include the effects of the changes.

(9)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                             December 31,
                                    ----------------------------
                                         1994           1993
                                         ----           ----
     Net assets available for
        plan benefits per the
        financial statements         $148,133,300   $108,290,884
     Amounts allocated to
        withdrawing participants       (1,167,168)       (28,256)
                                      -----------    -----------
     Net assets available for
        benefits per the Form 5500   $146,966,132   $108,262,628
                                      ===========    ===========

     The following is a reconciliation of benefits paid to par-ticipants per the financial statements to the Form 5500:

                                                  Year ended
                                               December 31, 1994
                                               -----------------
     Benefits paid to participants per the
          financial statements                     $4,601,997
       Add:  Amounts allocated to withdrawing
             participants at December 31, 1994      1,167,168
       Less: Amounts allocated to withdrawing
             participants at December 31, 1993        (28,256)
                                                    ---------
       Benefits paid to participants per the
          Form 5500                                $5,740,909
                                                    =========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                         USAIR, INC.                           Schedule I
                                   EMPLOYEE SAVINGS PLAN                       Page 1 of 2

                    Item 27a - Schedule of Assets Held for Investment Purposes
                    ----------------------------------------------------------

                                      December 31, 1994


Identity of Issue         Description of Investment          Cost           Current Value
- -----------------         -------------------------          ----           -------------
Fixed Income Fund         Guaranteed investment          $ 14,518,568        $ 14,518,568
                          contract, interest rates
                          range from 5.07 percent
                          to 8.80 percent per annum

Fidelity Retirement       Money market fund                13,201,723          13,201,723
Government Money
Market Fund

Fidelity Magellan         Shares in registered             63,306,568          63,197,753
Fund                      investment companies

Fidelity Intermediate     Shares in registered             13,283,469          12,590,760
Bond Fund                 investment companies

Fidelity Equity           Shares in registered             24,647,578          25,201,519
Income Fund               investment companies

Fidelity U.S. Equity      Shares in registered              9,243,840           9,619,797
Index Fund                investment companies

Income Mix Fund           Shares in registered                 91,829              91,740
                          investment companies

                                              14

                                         USAIR, INC.                           Schedule I
                                   EMPLOYEE SAVINGS PLAN                       Page 2 of 2

                    Item 27a - Schedule of Assets Held for Investment Purposes
                    ----------------------------------------------------------
                                        (Continued)

                                     December 31, 1994



Identity of Issue         Description of Investment          Cost           Current Value
- -----------------         -------------------------          ----           -------------
Capital Growth Mix        Shares in registered           $  2,499,609       $   2,502,587
Fund                      investment companies

Moderation Mix            Shares in registered                654,070             653,112
                          investment companies

USAir Common Stock        Common stock of employer's        3,510,477           2,113,113
Fund*                     parent company, USAir Group,
                          Inc.

Participant loans         Interest rates range                      -           4,452,036
                          from seven percent to
                          9.5 percent per annum
                                                          -----------         -----------

Total investments                                        $144,957,731        $148,142,708
                                                          ===========         ===========

*  Party in interest.

                                                                              Schedule II
                                         USAIR, INC.
                                    EMPLOYEE SAVINGS PLAN

                       Item 27d - Schedule of Reportable Transactions
                       ----------------------------------------------

                                Year ended December 31, 1994


Aggregate transactions during the year ended December 31, 1994, with securities of the same issue, accounting for five percent of the value of plan assets at the beginning of the year were as follows:
<CAPITON>
                                         Number                    Number
                            Total          of                        of         Realized
                          Purchases     Purchases   Total Sales     Sales      Gain (Loss)
                          ---------     ---------   -----------     -----      ----------
Fixed Income Fund        $ 5,482,872       192      $1,692,789       105        $      -

Fidelity Retirement
Government Money
Market Fund                8,309,971       248       3,354,985       244               -

Fidelity Magellan
Fund                      26,675,419       251       7,528,927       236          74,245

Fidelity Intermediate
Bond Fund                  5,633,899       245       1,752,975       224         (61,525)

Fidelity Equity
Income Fund               10,874,398       246       2,884,411       226         243,273



                          SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

                                USAir, Inc.
                                Employee Savings Plan



                           By:     /s/Ann Greer-Rector
                                _____________________________
                                Ann Greer-Rector
                                Vice President and Controller
                                of USAir Group, Inc. and
                                USAir, Inc.


July 10, 1995